15048531

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 44907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regional Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Penn Center, 1628 JFK Blvd, Suite 1901
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Boccella — 215-979-8960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

2 W. Baltimore Ave, Suite 210	Media	PA	19063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12W 3/14

OATH OR AFFIRMATION

I, Anthony Boccella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regional Brokers, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Denise Marie Holbrook

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DENISE MARIE HOLBROOK, Notary Public
City of Philadelphia, Phila. County
My Commission Expires March 18, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGIONAL BROKERS, INC.

Financial Statements

December 31, 2014 and 2013

INDEPENDENT AUDITORS' REPORT

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying financial statements of Regional Brokers, Inc., which comprise the statement of financial condition as of December 31, 2014, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Regional Brokers, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Regional Brokers, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of General and Administrative Expenses and Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Regional Brokers, Inc.'s financial statements. The supplemental information is the responsibility of Regional Brokers, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

The financial statements as of December 31, 2013 and for the year then ended, were audited by Elko & Associates Ltd, who merged with Wipfli LLP as of January 1, 2015, and whose report dated February 11, 2014, expressed an unmodified opinion on those statements and stated that, in their opinion the accompanying 2013 supplementary information was fairly stated in all material respects in relation to the financial statements for the year ended December 31, 2013, as a whole.

Wipfli LLP

Media, Pennsylvania
February 24, 2015

REGIONAL BROKERS, INC.

Contents

REGIONAL BROKERS, INC.
Statements of Financial Position
December 31, 2014 and 2013

	2014	2013
Assets		
Cash	$ 547,511	$ 434,365
Marketable Securities - Trading	11,990	9,951
Commissions Receivable - Clearing Broker	99,372	121,787
Prepaid Expenses	28,622	24,789
Furniture and Equipment - Net of Accumulated Depreciation 2014 $124,114; 2013 $112,127	17,757	19,815
Investment in Nonmarketable Security	120,000	75,000
Total Assets	$ 825,252	$ 685,707
Liabilities and Stockholders' Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$ 60,111	$ 58,270
Stockholders' Equity		
Common Stock - No Par Value; Stated Value $500 per Share, 10,000 Shares Authorized, 1,015 Shares Issued and 541 Shares Outstanding	507,500	507,500
Additional Paid-In Capital	30,574	30,574
Retained Earnings	688,207	550,503
Less Treasury Stock - 474 Shares, at Cost	(461,140)	(461,140)
Total Stockholders' Equity	765,141	627,437
Total Liabilities and Stockholders' Equity	$ 825,252	$ 685,707

REGIONAL BROKERS, INC.
Statements of Income
Years Ended December 31, 2014 and 2013

	2014	2013
Commission Income	$ 2,798,262	$ 2,954,493
Operating Expenses		
Clearing Fees	171,971	200,084
Depreciation	10,535	15,806
Employee Benefits	212,366	215,608
Payroll Taxes	77,772	74,799
Regulatory Fees	63,734	73,196
Salaries	1,342,964	1,361,709
Telephone	23,062	28,599
Trading Software Expense	57,750	54,750
Total Operating Expenses	1,960,154	2,024,551
General and Administrative Expenses	648,964	698,849
Income from Operations	189,144	231,093
Other Income (Expense)		
Dividend Income	177	130
Interest Income	803	2,935
Loss on Sale of Property and Equipment	(360)	0
Unrealized Gain on Marketable Securities	2,040	3,703
Total Other Income (Expense)	2,660	6,768
Net Income	$ 191,804	$ 237,861

REGIONAL BROKERS, INC.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2014 and 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - January 1, 2013	$ 507,500	$ 30,574	$ 556,092	$ (461,140)	$ 633,026
Net Income	0	0	237,861	0	237,861
Distributions	0	0	(243,450)	0	(243,450)
Balance - December 31, 2013	507,500	30,574	550,503	(461,140)	627,437
Net Income	0	0	191,804	0	191,804
Distributions	0	0	(54,100)	0	(54,100)
Balance - December 31, 2014	$ 507,500	$ 30,574	$ 688,207	$ (461,140)	$ 765,141

REGIONAL BROKERS, INC.
Statements of Cash Flows
Years Ended December 31, 2014 and 2013

	2014	2013
Cash Flows from Operating Activities		
Net Income	$ 191,804	$ 237,861
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities		
Depreciation	10,535	15,806
Loss on Disposal of Equipment	360	0
Unrealized Gain on Marketable Securities	(2,039)	(3,703)
(Increase) Decrease in:		
Commissions Receivable - Clearing Broker	22,415	278
Prepaid Expenses	(3,833)	3,627
Receivable - Other	0	80
(Increase) Decrease in:		
Accounts Payable and Accrued Expenses	1,841	(1,341)
Net Cash Provided by Operating Activities	221,083	252,608
Cash Flows from Investing Activities		
Purchase of Nonmarketable Securities	(45,000)	(75,000)
Purchase of Furniture and Equipment	(8,837)	0
Net Cash Used in Investing Activities	(53,837)	(75,000)
Cash Flows from Financing Activities		
Distributions to Stockholders	(54,100)	(243,450)
Net Increase (Decrease) in Cash	113,146	(65,842)
Cash		
Beginning	434,365	500,207
Ending	$ 547,511	$ 434,365

1. Business Activity and Summary of Significant Accounting Policies

Business Activity

Regional Brokers, Inc. (the "Company") incorporated under the laws of the Commonwealth of Pennsylvania on May 18, 1992, and is registered with the Securities and Exchange Commission as a Municipal Securities Broker/Dealer as defined in Rule 15c3-1(k)(2)(ii) under the Securities Exchange Act of 1934. A municipal securities broker/dealer acts as an undisclosed agent in the purchase or sale of municipal securities for a registered broker or dealer or registered municipal securities dealer, has no "customers" as defined in SEC Reg. §240.15c3-1 and may effect transactions on its own behalf. The Company's customers are located mostly in the Northeast Region of the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consisted of funds held in checking and money market accounts.

Commissions Receivable

The Company charges income for doubtful accounts when they are considered uncollectible based on historical experience and current conditions. Management considers the receivables to be fully collectible at the balance sheet dates, and no provision for uncollectible accounts has been made.

Marketable Securities

The Company's marketable securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the statement of financial position in assets, with the change in fair value during the period included in earnings.

REGIONAL BROKERS, INC.
Notes to Financial Statements
Years ended December 31, 2014 and 2013

1. **Business Activity and Summary of Significant Accounting Policies** (Continued)

Furniture and Equipment
Furniture and equipment are stated at cost. Maintenance, repairs and minor renewals are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets on an accelerated method. The estimated useful lives of the various classes of assets are as follows:

Classifications	Years
Office Equipment	5
Furniture and Fixtures	5-7
Computer Equipment	3-5

Investment in Nonmarketable Security
Investment in companies in which the Company has less than 20% interest are carried at cost. Dividends received from those companies are included in other income. Dividends received in excess of the Company's proportionate share of accumulated earnings are applied as a reduction of the cost of the investment.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Costs
The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2014 and 2013, were $3,000 and $4,700, respectively.

Income Taxes
The stockholders have elected for the Company to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholders to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes is required.

The federal income tax returns of the Company for 2011 - 2013 are subject to examination by the federal, state and local taxing jurisdictions, generally for three years after they were filed.

2. Fair Value Measurements

The Fair Value Measurements Topic of the FASB *Accounting Standards Codification* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Fair Value Measurements Topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1	Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets the Company has the ability to access.
Level 2	Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3	Inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis using quoted prices in active markets as of December 31, 2014 and 2013:

	Level 1	
	2014	2013
Assets		
Marketable Securities	$11,990	$9,951

3. Furniture and Equipment

	2014	2013
Office Equipment	$ 3,839	$ 3,839
Furniture and Fixtures	43,304	43,304
Computer Equipment	90,771	84,799
Total	137,914	131,942
Less Accumulated Depreciation	(120,157)	(112,127)
Total Furniture and Equipment	$ 17,757	$ 19,815

4. Investment in Nonmarketable Security

The Company has invested $120,000 for a 9.09% equity interest in Municipal Bond Information Services LLC which is accounted for using the cost method. The investment in Municipal Bond Information Services LLC has not been evaluated for impairment because management did not identify any events or changes in circumstances that might have a significant adverse effect on the fair value of the investment.

5. Line of Credit

The Company has a $200,000 bank line of credit agreement. The credit agreement may be renewed annually at the bank's discretion and is collateralized by the assets of the Company. Interest on borrowings is at a fluctuating rate per annum equal to the bank's prime rate plus 0.5% (3.75% at December 31, 2014 and 2013).

There were no borrowings under the line of credit agreement at December 31, 2014 or 2013.

The line of credit includes various financial covenants, as defined, that are required to be maintained throughout the term of the agreement. The Company met all of the financial covenants at December 31, 2014.

6. Operating Lease Commitments

The Company is obligated under a non-cancelable lease for office space, which expires in October 2017. Rent expense for the years ended December 31, 2014 and 2013, was $46,547 and $45,395, respectively.

Minimum annual rental commitments under this lease are as follows:

Year Ending December 31,	Amount
2015	$ 47,222
2016	48,267
2017	40,949
	$ 136,438

7. Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2014 and 2013, the Company's "aggregate indebtedness" was $60,111 and $58,270, respectively, and "net capital" was $596,963 and $485,133, respectively, and its ratio of aggregate indebtedness to net capital was .10 to 1 and .12 to 1, respectively. Net capital exceeded minimum capital requirements by $496,963 and $385,133 at December 31, 2014 and 2013, respectively.

8. Profit Sharing Plan

The Company maintains a defined contribution 401(k) profit sharing plan covering substantially all full-time employees. The Company contribution is based on 3% of an eligible employee's compensation. Company contributions to the Plan for the years ended December 31, 2014 and 2013, were $40,240 and $41,059, respectively.

9. Concentration of Credit Risk

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2014 and 2013, the Company did not exceed federally insured limits.

10. Subsequent Events

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 24 2015, the date the financial statements were available to be issued.

REGIONAL BROKERS, INC.
Schedules of General and Administrative Expenses
Years Ended December 31, 2014 and 2013

	2014	2013
Advertising	$ 3,000	$ 4,700
Business Use and Occupancy Tax	20,321	23,647
Capital Stock Tax	(1,071)	4,088
Dues and Subscriptions	127,753	130,353
Insurance	8,463	7,657
Insurance - Officer's Life	5,492	865
Internet Expense	43,105	57,219
Legal and Accounting Fees	39,158	31,160
Office Expense	18,083	22,801
Office Supplies	5,527	4,039
Payroll Taxes	8,581	8,158
Profit Sharing	40,240	41,059
Rent	46,547	45,395
Repairs and Maintenance	33,009	31,456
Salaries	150,032	150,032
Travel and Entertainment	100,724	136,220
Total General and Administrative Expenses	$ 648,964	$ 698,849

REGIONAL BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2014 and 2013

	2014	2013
Net Capital		
Total Stockholders' Equity	$ 765,141	$ 627,437
Deductions and/or Charges:		
Nonallowable Assets		
Funds in Excess of Required Clearing Deposits	0	(21,207)
Receivables - Stockholders, Officers, Employees, and Other	0	0
Prepaid Expenses	(28,622)	(24,789)
Furniture and Equipment	(17,757)	(19,815)
Investment in Nonmarketable Security	(120,000)	(75,000)
Net Capital Before Haircuts on Securities Positions	598,762	486,626
Haircut on Securities	1,799	1,493
Net Capital	$ 596,963	$ 485,133
Aggregate Indebtedness		
Items Included in Statements of Financial Position		
Accounts Payable and Accrued Expenses	$ 60,111	$ 58,270
Total Aggregate Indebtedness	$ 60,111	$ 58,270

REGIONAL BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2014 and 2013

(Continued)

	2014	2013
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required by Company	$ 100,000	$ 100,000
Excess Net Capital	$ 496,963	$ 385,133
Excess Net Capital at 1000%	$ 476,963	$ 479,306
Ratio - Aggregate Indebtedness to Net Capital	.10 to 1	.12 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2014, Part IIA FOCUS filed in January 2015.

WIPFLi LLP
CPAs and Consultants

elko
& Associates Ltd
Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report For SEC Rule 15c3-3, in which (1) Regional Brokers, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Regional Brokers, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Regional Brokers, Inc. stated that Regional Brokers, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Regional Brokers, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Regional Brokers, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Media, Pennsylvania
February 24, 2015

Regional Brokers, Inc.

Municipal Bond Brokers

EXEMPTION REPORT FOR SEC RULE 15c3-3

To the best knowledge and belief of Regional Brokers, Inc. :

- Regional Brokers , Inc. claimed the exemption set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the year ended December 31, 2014

- Regional Brokers, Inc. met the exemption provisions of Rule 15c3-3 (k)(2)(ii) during the year ended December 31, 2014 without exception.

CFO

Name and Title

1/15/15

Date

1628 JFK Blvd, Suite 1901 • Philadelphia, PA 19103 • 215-567-5400

www.regionalbrokers.com

WIPFLi LLP
CPAs and Consultants

elko
& Associates Ltd
Accountants & Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Regional Brokers, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Regional Brokers, Inc.'s compliance with the applicable instructions of Form SIPC-7. Regional Brokers, Inc.'s management is responsible for Regional Brokers Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in Regional Brokers' general ledger and copies of checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers from Regional Brokers' general ledger noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers from Regional Brokers' general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

2 W. Baltimore Avenue, Suite 210 • Media, PA 19063
3 Logan Square • 1717 Arch Street, Suite 750 • Philadelphia, PA 19103
610-565-3930 • Fax: 610-566-1040 • www.wipfli.com

This report is solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Media, Pennsylvania
February 24, 2015